UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41678

VCI Global Limited

(Translation of registrant’s name into English)

Suite 33.03 of Level 33, Menara Exchange 106, Lingkaran TRX, Tun Razak Exchange,

55188 Kuala Lumpur, Malaysia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Settlement Agreement with Esousa Group Holdings, LLC

On June 23, 2026, the Circuit Court of the 11th Judicial Circuit, in and for Miami-Dade County, Florida (the “Court”), entered an order (Case No. 2026-011495-CA-01) (the “Order”) approving the fairness of the terms and conditions of the settlement between VCI Global Limited (the “Company”) and Esousa Group Holdings, LLC (the “Petitioner”) pursuant to that certain Settlement Agreement and Stipulation, dated June 9, 2026, by and between the Company and the Petitioner (the “Settlement Agreement”). The Order was entered following a fairness hearing held on June 23, 2026.

The Petitioner held certain warrants (the “Original Warrants”) issued by the Company under Securities Purchase Agreements dated January 20, 2026 and March 6, 2026. The Petitioner filed a complaint in the Court alleging that the Company breached certain reporting and registration statement obligations under the Securities Purchase Agreements. The Company expressly disputes and denies all liability and entered into the Settlement Agreement to avoid the uncertainty and expense of continued litigation. The entry of the Settlement Agreement does not constitute an admission of liability or wrongdoing by the Company.

Pursuant to the Settlement Agreement and the Order, the Company agreed to issue (i) 821,469 (the “Settlement Ordinary Shares”) ordinary shares of the Company, no par value per share (the “Ordinary Shares”), (ii) a pre-funded warrant to purchase up to 401,025 Ordinary Shares (the “Pre-Funded Warrants”), (iii) 401,025 Ordinary Shares underlying the Pre-Funded Warrants (the “PFW Ordinary Shares”); (iv) three common A warrants to purchase up to an aggregate 3,667,482 Ordinary Shares (collectively, the Common A Warrants”); (v) 3,667,482 Ordinary Shares underlying the Common A Warrants (the “A Warrant Shares”); (vi) a common B warrant to purchase up to 1,222,494 Ordinary Shares (the “Common B Warrant”) and (vii) 1,222,494 Ordinary Shares underlying the Common B Warrant (the “B Warrant Shares” and together with the Settlement Ordinary Shares, the Prefunded Warrants, the PFW Shares, the Common A Warrants, the A Warrant Shares, the Common B Warrant and the B Warrant Shares, the “Settlement Securities”). The aggregate number of Warrant Shares includes any adjustments to such number under the terms of the Pre-Funded Warrants, Common A Warrants or Common B Warrant without regard to any amendment of any of their terms.

In consideration of the Settlement Securities, the Petitioner agreed to exercise the Common B Warrant in full and to surrender all Original Warrants held by the Petitioner.

The issuance of Settlement Securities is exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 3(a)(10) of the Securities Act, as the terms and conditions of the issuance and exchange were submitted to and approved by the Court following a fairness hearing at which all persons to whom the Settlement Securities will be issued had the right to appear. The Settlement Securities will be issued without restrictive legends and will be freely tradeable.

The Settlement Agreement also includes certain covenants restricting the Company from taking certain corporate actions for 90 days following entry of the Order, subject to exceptions for actions required to maintain compliance with Nasdaq listing requirements or otherwise required by law, rule, or regulation.

The foregoing description of the Settlement Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Settlement Agreement, a copy of which is filed as Exhibit 10.1 to this Report on Form 6-K and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Settlement Agreement and Stipulation, dated June 9, 2026, by and between VCI Global Limited and Esousa Group Holdings, LLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 2026	VCI Global Limited

	By:	/s/ Victor Hoo
	Name:	Victor Hoo
	Title:	Chairman and Chief Executive Officer

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